Exhibit 10.1

October 23, 2012

Mr. Nick Deeming

10 Rue de la Tannerie

Carouge

1227

Switzerland

Dear Nick:

This letter agreement (the “Agreement”) states the terms and conditions applicable to the termination of your employment with Transocean.  All references in this Agreement to “Transocean” or “Company” shall mean Transocean Management Ltd., its parent, subsidiaries, affiliates and related entities.

1.                                       End of Employment.  The parties hereby agree that you have resigned your employment as Senior Vice President, General Counsel and Assistant Corporate Secretary of Transocean Ltd., including any and all other officer, director and other positions with Transocean, with effect as of October 23, 2012 (the “Termination Date”).  Within ten days following the Termination Date or such earlier time as required by applicable law, Transocean will pay you a lump sum cash payment for all of your base salary and unused vacation time earned or accrued through the Termination Date.

2.                                       Separation Compensation.

(A)          You shall receive a lump sum cash payment equal to CHF 644,375 gross (the “Compensation”), subject to and contingent upon your timely execution of the waiver and release attached hereto as Annex I (the “Waiver and Release”).  In order to be considered as timely and valid, the Waiver and Release must be signed by you and delivered to Transocean no earlier than one month and one day from your Termination Date.  Transocean reserves the right to deduct from the Compensation such social security contributions and taxes as may be required by law and in accordance with Transocean’s Swiss tax protection program. Payment of the Compensation shall be made within ten days after delivery by you to Transocean of your duly executed Waiver and Release.

(B)           Subject to and contingent upon your timely execution without revocation of the Waiver and Release, you will also receive a lump-sum cash payment equal to CHF 387,804, representing your pro-rated target bonus opportunity under Transocean’s Performance Award and Cash Bonus Plan for the 2012 calendar year (the “2012 Bonus”).  Payment of your 2012 Bonus, less applicable withholding, will be made simultaneously with the payment of Compensation after the Termination Date, and will be in lieu of your participation in the Cash Bonus Plan for the 2012 calendar year.

(C)           Contingent upon your timely execution of the Waiver and Release, the Company agrees that you will have no obligation to repay any amount you have received attributable to the amount by which UK taxes on your income from the Company exceeded your Swiss tax liability on such income, and the Company will continue to reimburse you for the amount by which UK taxes on your income from the Company exceed your Swiss tax liability, in respect of all payments and benefits payable by the Company, including those made hereunder.

3.                                       Long-Term Incentive Plan Awards.  The following terms shall apply to any awards under the LTIP that remain outstanding as of the Termination Date:

(A)          Restricted Stock Units.  Upon your timely execution of the Waiver and Release, you will become entitled to receive the shares subject to the time-vested Restricted Stock Units (“RSUs”) previously granted to you under the LTIP.  For the avoidance of doubt, the following provides details regarding the status of your outstanding RSU awards:

Grant Date	RSUs Granted	Vested Per Schedule as of October 23, 2012	Accelerated Vesting on October 23, 2012*
02/07/2011	6,725	2,241	4,484
02/10/2011	6,658	2,219	4,439
02/17/2012	15,737	0	15,737

*Your accelerated RSUs will be settled 30 days following your Termination Date, contingent on execution without revocation of the Waiver and Release.

(B)           Non-qualified Stock Options.  Non-qualified stock options (“NQ Options”) previously granted to you under the LTIP which were not vested prior to the Termination Date shall be forfeited.  All vested NQ Options will remain exercisable until the first anniversary of the Termination Date. For the avoidance of doubt, the following provides details regarding the status of your NQ Options:

Grant Date	Exercise Price (in U.S. dollars)	Number Awarded	Total number exercisable on October 23, 2012	Forfeited as of October 23, 2012	Exercise Period Ends
02/10/2011	$78.7600	13,096	4,365	8,731	10/23/2013
02/17/2012	$50.7900	38,331	0	38,331	N/A

(C)           Contingent Deferred Units.  Contingent upon your timely execution of the Waiver and Release, you will receive a pro-rata portion of the contingent deferred units (“CDUs”) previously granted to you under the LTIP that are outstanding as of your Termination Date.  For the avoidance of doubt, the following provides details regarding the pro rata portion of your outstanding CDUs:

Grant Date	CDUs Held	Forfeited as of Termination Date	Portion Allocated as of Termination Date	Earned
02/10/2011	6,658	2,739	3,919	TBD*
02/17/2012	15,737	11,998	3,739	TBD*

* The determination of the vested awards will be made within the first 60 days of 2014 and 2015 for the 2011 award and the 2012 award, respectively, and the distribution of the vested portion of the award will be made on March 15, 2014, and 2015 respectively.

4.                                       Benefits.

(A)          Retirement Plans.  Following the date of your separation from service for any reason as an employee of Transocean, you will no longer be able to participate in the Transocean Management Ltd. Pension Plan (the “Plan”).  The payment of your benefit under the Plan (and under any other plan in which you may have participated) will be made in accordance with the terms of the applicable plan based on the date of your separation from service; provided, however, that you will be fully vested in all rights thereunder following your timely execution of the Waiver and Release.

(B)           Continued Medical Coverage.  Following your Termination Date and for a period ending on the earlier of December 31, 2013 or your employment with any other employer, you shall be eligible to continue to participate in the Transocean International Medical Plan with “Employee Plus Family” coverage at a monthly cost of $408.

(C)           Repatriation and Other Expenses.  You will be reimbursed for reasonable and documented repatriation costs incurred on or before March 1, 2013, in accordance with Transocean policy.  Without limiting the generality of the foregoing, you shall be entitled to reimbursement for any housing, car allowance or storage costs for which you would have been entitled to reimbursement had you continued your employment with Transocean through March 1, 2013.

(D)          Severance.  You will not be eligible to participate in any severance plan or arrangement established by Transocean, including but not limited to the Transocean Executive Severance Policy, and you agree that you will have no right to claim a benefit under any severance plan or arrangement.

(E)           Outplacement Services.  You will be eligible to receive outplacement services in accordance with the current Human Resources’ practice at a cost to Transocean not to exceed CHF 29,869.

(F)           Other Benefits and Perquisites.  Except as otherwise provided in this Agreement, the terms and conditions of each Transocean benefit plan or program in which you participate as of the Termination Date shall continue to apply to any payments due and owing to you under the terms of such plan or program.  Nothing in this Agreement shall limit or constrain in any way Transocean’s ability to amend the terms and/or conditions of any such plan or program.

5.                                       Waiver And Release.

(A)          In exchange for this Agreement you agree, on behalf of yourself, your heirs, relations, successors, executors, administrators, assigns, agents, representatives, attorneys, and anyone acting on your behalf as follows:

You irrevocably and unconditionally release, acquit, and forever discharge Transocean, and any predecessors or successors (collectively, the “Transocean Group”), and its and their past and present officers, directors, attorneys, insurers, agents, servants, suppliers, representatives, employees, affiliates, subsidiaries, parent companies, partners, predecessors and successors in interest, assigns and benefit plans (except with respect to vested benefits under such plans), and any other persons or firms for whom the Transocean Group could be legally responsible (collectively, the “Transocean Released Parties”), from any and all claims, liabilities or causes of action, whether known or now unknown to you, arising from or related in any way to your employment or termination of your employment with the Transocean Group and/or any of the Transocean Released Parties and occurring through the date you sign this Agreement.

You acknowledge that this Agreement is your knowing and voluntary waiver of all rights or claims arising before you accept and return this Agreement, as indicated below.  You understand and agreed that your waiver includes, but is not limited to, all waivable charges, complaints, claims, liabilities, actions, suits, rights, demands, costs, losses, damages or debts of any nature.  You further acknowledge and agree that your waiver of rights or claims is in exchange for valuable payments and other promises in addition to anything of value to which you are already entitled.

Notwithstanding anything to the contrary, the waiver set forth in this Section 5(A) shall not apply with respect to any claims to payments, benefits or rights arising under this Agreement.

You further acknowledge and agree that the Transocean Group has no obligation to reemploy, rehire or recall you, and promise that you shall not apply for re-employment with the Transocean Group.

(B)           In exchange for this Agreement the Transocean agrees as follows:

Transocean irrevocably and unconditionally releases, acquits, and forever discharges you, your heirs, relations, successors, executors, administrators, assigns, agents, representatives, attorneys and anyone acting on your behalf (collectively the “Executive Released Parties”) from any and all claims, liabilities or causes of action, whether known or now unknown to Transocean, arising from or related in any way to your employment or termination of your employment with the Transocean Group and occurring through the date Transocean signs this Agreement other than claims arising due to fraudulent actions of which the executive officers of Transocean are not aware.

Transocean acknowledges that this Agreement is a knowing and voluntary waiver of all rights or claims arising before it accepts and returns this Agreement, except as set forth above.  Transocean understands and agrees that its waiver includes, but is not limited to, all waivable charges, complaints, claims, liabilities, actions, suits, rights, demands, costs, losses, damages or debts of any nature except as set forth above.

6.                                       Miscellaneous.  You warrant, acknowledge and agree that:

(A)          Your acceptance of this Agreement is completely voluntary;

(B)           You are hereby being advised in writing by Transocean to consult with an attorney regarding the terms of this Agreement before accepting;

(C)           You are receiving under this Agreement consideration of value in addition to anything to which you are already entitled;

(D)          You understand that this Agreement includes a release and waiver of all claims, known and unknown, past or present, other than claims with respect to the rights arising under this Agreement or as otherwise specified in Section 5;

(E)           You are fully competent to execute this Agreement, which you understand to be a binding contract;

(F)           You accept this Agreement including the waiver and release of your own free will, after having a reasonable period of time to review, study and deliberate regarding its meaning and effect, and without reliance on any representation of any kind or character not specifically included in writing in the Agreement;

(G)           You understand that Transocean Management Ltd. is relying upon the truthfulness of the statements you make in the Agreement and you understand that Transocean Management Ltd. would not enter into this Agreement if you did not make each of the representations and promises contained in the Agreement.

7.                                       Cooperation.  For a period ending March 1, 2013, you agree to reasonably cooperate with and make yourself available on a continuing basis to Transocean and its representatives and legal advisors in connection with any matters in which you are or were involved during your employment with Transocean or any existing or future claims, investigations, administrative proceedings, lawsuits and other legal and business matters as reasonably requested by Transocean; provided, however, to the extent reasonably practicable all communications from Transocean will come from Margrit Visinand.  You also agree to promptly send to the Deputy General Counsel and Chief Compliance Officer of Transocean Ltd. copies of all correspondence (for example, but not limited to, subpoenas) received by you in connection with any such matters involving or relating to Transocean, unless you are expressly prohibited by law from so doing.  You agree not to cooperate voluntarily in any third party claims against Transocean.  You agree that nothing in this Agreement restricts your ability to appropriately respond to a subpoena or other request from the government or regulators.  Transocean agrees to reimburse you for your reasonable out-of-pocket expenses incurred in connection with the performance of your obligations under this section.

8.                                       Confidentiality.  You acknowledge that, in the course of your employment with Transocean, you have acquired Confidential Information which is and remains the exclusive property of Transocean. You agree not to divulge to any other person, firm, corporation or legal entity, any Confidential Information or trade secret of Transocean, except as required by law. “Confidential Information” shall mean information: (A) disclosed to or known by executive as a consequence of or through executive’s employment with Transocean; (B) not generally known outside of the Transocean Group; and (C) which relates to any aspect of Transocean or their business, finances, operation plans, budgets, research, or strategic development.  “Confidential Information” includes, but is not limited to, Transocean’s trade secrets, proprietary information, financial documents, long range plans, customer information, employee compensation, marketing strategy, data bases, pricing and costing data, patent information, computer software developed by Transocean, investments made by Transocean, and any information provided to Transocean by a third party under restrictions against disclosure or use by Transocean or others.  You additionally represent and agree that you will not disclose the existence, terms and conditions of this Agreement to any third party other than your attorney or legal advisor.

9.                                       Return of Property.  You acknowledge and agree that you will promptly return to Transocean all property pertaining to its business activities that is in your possession, as well as any other property of Transocean that you are expressly requested to return, including computers, files, documents, and other materials which were given to you by Transocean for your use during your employment or which are otherwise in your possession, custody or control.  Transocean will promptly return to you all of your personal property that it has in its possession and, if a specific list is provided, will make reasonable efforts to provide to you electronic copies of your personal records stored on any Transocean computer or server.

10.                                 Announcement; Non-Disparagement.

(A)                              Attached to this Agreement as Annex 2 is a press release regarding your status with Transocean.  This press release will be consistent with internal Transocean communication.  Neither you nor Transocean shall make any public statement, except as required by applicable law, regarding the termination of your employment that is inconsistent with such internal announcement or press release.

(B)                                You agree that, in acting alone or in concert with others, you will not (1) publicly criticize or disparage Transocean or any of its officers, employees, directors or agents, or privately criticize or disparage Transocean or any of its officers, employees, directors or agents in a manner intended or reasonably calculated to result in public embarrassment to, or injury to the reputation of, Transocean or any of its officers, employees, directors or agents; (2) directly or indirectly, acting alone or acting in concert with others, institute or prosecute, or assist any person in any manner in instituting or prosecuting, any legal proceedings of any nature against Transocean; (3) commit damage to the property of Transocean or otherwise engage in any misconduct which is injurious to the business or reputation of Transocean; or (4) take any other action, or assist any person in taking any other action, that is adverse to the interests of Transocean or inconsistent with fostering the goodwill of Transocean; provided, however, that nothing in this Section 10(B) shall apply to or restrict in any way the communication of information by you to any state or federal law enforcement agency, and you will not be in breach of the covenant contained in (2) above solely by reason of your testimony which is compelled by process of law.

(C)                                The Company agrees that, in acting alone or in concert with others, it will not publicly criticize or disparage you or privately criticize or disparage you in a manner intended or reasonably calculated to result in public embarrassment to, or injury to the reputation of, you; provided, however, that nothing in this Section 10(C) shall apply to or restrict in any way the communication of information by the Company to any state or federal law enforcement agency, and the Company will not be in breach of the covenant contained above solely by reason of its testimony which is compelled by process of law.

11.                                 Non-Solicitation of Customers.  You agree that, during the one year period beginning on the Termination Date, you will not directly or indirectly, on your own behalf or on behalf of others, solicit or accept any business producing or providing products or services which Transocean produces or provides from any person that was a customer or client or prospective customer or client of Transocean during the period during which you were employed by Transocean.

12.                                 Non-Solicitation of Employees.  You agree that during the term of your employment under this Agreement and for a period of one year following the Termination Date, you will not either directly or indirectly solicit, induce, recruit or encourage any of Transocean’s employees to leave their employment, or attempt to solicit, induce, recruit or hire Transocean’s employees, either for yourself or any other person or entity.

13.                                 Indemnification Agreement.  Nothing in this Agreement shall act as a release or waiver by you of any rights of defense or indemnification which would otherwise be afforded to you under the Articles of Association of Transocean Ltd. or the similar governing documents of any affiliate of Transocean Ltd., or any rights of defense or indemnification afforded to you under the indemnification agreement previously entered into between you and Transocean, or any rights of defense or indemnification which would be afforded to you under any officer liability or other insurance policy maintained by Transocean.  The Company will maintain directors and officer liability insurance coverage related to your employment for a period of six years following the Termination Date, which coverage shall be on terms not materially less than the Company’s current coverage.

14.                                 Enforcement of Agreement.  No waiver or nonaction with respect to any breach by the other party of any provision of this Agreement, nor the waiver or nonaction with respect to any breach of the provisions of similar agreements with other employees or consultants shall be construed to be a waiver of any succeeding breach of such provision, or as a waiver of the provision itself.  Should any provisions hereof be held to be invalid or wholly or partially unenforceable, such holdings shall not invalidate or void the remainder of this Agreement.  Portions held to be invalid or unenforceable shall be revised and reduced in scope so as to be valid and enforceable, or, if such is not possible, then such portion shall be deemed to have been wholly excluded with the same force and effect as if they had never been included herein.

15.                                 Choice of Law.  This Agreement shall be interpreted and construed in accordance with and shall be governed by the laws of Switzerland, notwithstanding any conflicts of law principles which may refer to the laws of any other jurisdiction.

16.                                 Notices.  Notices provided for in this Agreement shall be in writing and shall either be personally delivered by hand or sent by:  (i) mail service, postage prepaid, properly packaged, addressed and deposited with the mail service system; (ii) via facsimile transmission or electronic mail if the receiver acknowledges receipt; or (iii) via Federal Express or other expedited delivery service provided that acknowledgment of receipt is received and retained by the deliverer and furnished to the sender.  Notices to you by Transocean shall be delivered to the last address you have filed, in writing, with Transocean, and notices by you to Transocean shall be delivered to Transocean Management Ltd., c/o Executive Vice President and Chief of Staff, Chemin de Blandonnet 10, CH-1214 Vernier, Switzerland.

17.                                 Assignment.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and any successors or assigns of Transocean.

TRANSOCEAN MANAGEMENT LTD.

/s/ Ihab Toma	23/10/2012
By: Ihab Toma	Date

ACCEPTANCE OF AGREEMENT BY EMPLOYEE

I hereby accept this Agreement and agree to be bound by the terms and conditions stated in it.

Accepted this 23rd day of October, 2012.

/s/ Nick Deeming
Nick Deeming

ANNEX 1

WAIVER AND RELEASE FROM LIABILITY

WHEREAS, I have been employed by Transocean Management Ltd.; and

WHEREAS, after due and considerate negotiations Transocean Management Ltd. and I have entered into a letter agreement on                                (the Agreement)

NOW, THEREFORE, in consideration of the covenants undertaken by, and the release given by, Transocean Management Ltd. in the Agreement, and except for those obligations created by, arising out of or referred to in the Agreement, I knowingly and voluntarily release and forever discharge Transocean Management Ltd. and any present or former parent corporation, affiliates, subsidiaries, divisions, joint ventures, insurers, attorneys, benefit plans, plan administrators, successors and assigns and the current and former employees, officers, directors, representatives and agents thereof, as well as all otherwise affiliated or related entities or persons of and from any and all claims, known and unknown I have or may have against Transocean Management Ltd. arising out of or in connection with my employment relationship with Transocean Management Ltd.

AGREED AND ACCEPTED this          day of                                           , 2012.

Nick Deeming

ANNEX 2

PRESS RELEASE

Transocean Ltd. Investor Relations and Communications Dept.

Analyst Contacts:	Thad Vayda	News Release
+1 713-232-7551

Diane Vento
+1 713-232-8015

Media Contact:	Guy A. Cantwell	FOR RELEASE: October 23, 2012
+1 713-232-7647

TRANSOCEAN LTD. ANNOUNCES RESIGNATION OF GENERAL COUNSEL

ZUG, SWITZERLAND—Transocean Ltd. (NYSE: RIG) (SIX: RIGN)  today announced that on October 23, 2012, Nick Deeming notified Transocean Ltd. of his resignation as Senior Vice President, General Counsel and Assistant Corporate Secretary for personal reasons.  The company expresses its gratitude to Mr. Deeming for his service.

Effective immediately, Mr. Deeming’s responsibilities as General Counsel will be assumed by Michael F. Munro, Vice President, Deputy General Counsel and Chief Compliance Officer and David Schwab, Senior Associate General Counsel, Global Head of Dispute Resolution. Messrs. Munro and Schwab will report to Steven L. Newman, President and Chief Executive Officer.

Mr. Munro joined Transocean in 2008 as Associate General Counsel and Chief Compliance Officer.  He was named Vice President in February 2010 and Deputy General Counsel in May 2012.  Before joining Transocean, Mr. Munro held legal and compliance positions at Baker Hughes, Inc. and Bristow Inc.  From 1989-2006, he held various positions with The Dow Chemical Company including Corporate Treasury Counsel, Managing Counsel International Trade and Deputy Director, Global Ethics and Compliance.  Mr. Munro earned his bachelor’s degree at the University of Michigan, Ann Arbor, and a joint Juris Doctorate and Masters of Business Administration from the University of Notre Dame.

Mr. Schwab joined Transocean in 2010 as Associate General Counsel responsible for the company’s legal affairs in North and South America.  In June 2011, he was appointed Global Head of Dispute Resolution, responsible for all of Transocean’s material litigation, and in April 2012 he became Senior Associate General Counsel.  Prior to joining Transocean Mr. Schwab was with Air Liquide for 10 years, most recently as General Counsel of the company’s global engineering businesses. Before joining Air Liquide, Mr. Schwab was with the law firm of Bracewell & Patterson, L.L.P.  Mr. Schwab earned his bachelor’s degrees in public policy studies and political science at Duke University and his Juris Doctorate from Southern Methodist University School of Law.

About Transocean

Transocean is a leading international provider of offshore contract drilling services for oil and gas wells. The company specializes in technically demanding sectors of the global offshore drilling business with a particular focus on deepwater and harsh environment drilling services, and believes that it operates one of the most versatile offshore drilling fleets in the world.

Transocean owns or has partial ownership interests in, and operates a fleet of, 115 mobile offshore drilling units consisting of 48 High-Specification Floaters (Ultra-Deepwater, Deepwater and Harsh-Environment drilling rigs), 25 Midwater Floaters, nine High-Specification Jackups, 32 Standard Jackups and one swamp barge. Included in the 115 drilling units, the company has 32 Standard Jackups and one swamp barge classified as discontinued operations. In addition, we have six Ultra-Deepwater Drillships and three High-Specification Jackups under construction.

For more information about Transocean, please visit our website at www.deepwater.com.